

July 24, 2014

Via E-mail
Stephen W. Theriot
Treasurer
Vornado SpinCo
888 Seventh Avenue
New York, New York

      Re: **Vornado SpinCo**
             Registration Statement on Form 10
             Filed June 26, 2014
             File No. 001-36523

Dear Mr. Theriot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As you know, we are reviewing the Form 10-K for the fiscal year ended December 31, 2013 for each of Vornado Realty Trust and Vornado Realty L.P., and have issued comments in connection with that review. Please confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K. In addition, please note that we will not be in a position to declare the registration statement effective until you have resolved all comments raised on the Form 10-K.

Exhibit 99.1 Information Statement of Information Statement of Vornado SpinCo

General

2.   Please provide us provide us support for all quantitative and qualitative business and industry data used in the filing. Clearly mark the specific language in the supporting materials that supports each statement. We may have further comment. As an example only, we note your discussion on page 1 of your "industry-leading demographics," or your discussion on page 2 of your average sales relative to your peer group. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

3.   Please also submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

4.   We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your taxable year taxable year that includes the distribution. In addition, we note your disclosure that it will be a tax-free transaction for federal income tax purposes. Please tell us whether you have an opinion of counsel to these matters.

Information Statement Summary

Our Company, page 1

5.   Please revise your disclosure in this section to better explain what you mean by "remerchandising" of existing tenant spaces.

6.   Please expand your disclosure here or elsewhere whether you intend to target acquisitions and "ground-up development" projects in the geographic regions you currently operate or elsewhere.

Our Portfolio, page 4

7.   Please expand your disclosure in this section to explain how you calculate annual net rent.

The Separation

Structure and Formation of SpinCo, page 7

8.   Please revise here and later in the background subpart under The Separation heading on page 104 to discuss fully all of the mechanics of the "certain restructuring transactions" pertaining to the separation. For instance, explain how the properties will be appropriated to the company.

The Separation

Our Post-Separation Relationship with Vornado, page 9

9.   Please supplement your disclosure in this section to discuss with more specificity all fees and expenses to be paid by the company to Vornado and/or its affiliates.

10.   Please also revise to disclose the material terms of the Transition Services Agreement you intend to execute.

Reasons for the Separation, page 9

11.   Please expand to discuss the specific reasons for the spin-off in greater detail. For instance, we note your earlier disclosure regarding the transfer of certain "smaller enclosed malls" in connection with the spin-off. Please describe the distinctions between the predecessor entity's historical *and* current operations and the new company, including differing objectives, leverage strategies, etc. We may have further comment.

12.   Please revise to clarify whether your predecessor intends to continue to operate within retail strip center and mall business.

Risks Associated with SpinCo's Business and the Separation, page 11

13.   Please include risk factor disclosure to reflect your reliance upon and attending risks related to retention of anchor and/or major tenants, consistent with your disclosure on page 27 of the Risk Factors section.

14.   Please include a risk factor to highlight your reliance upon Vornado for certain services provided.

15.   Please update the eighth bulleted item in this section to better discuss the attending risks to your acquisition/expansion/re-development strategies.

16.   Please update the tenth bulleted item to specifically quantify your debt obligations upon consummation of the spin off.

17.   Please include a risk factor to clarify, if true, whether Vornado may direct investment opportunities away from you.

18.   Please include disclosure to reflect, if true, that your management arrangements will not be negotiated at arm's length and discuss the attending risks.

19.   Please include a risk factor to clarify conflicts of interest between you and Vornado.

Risk Factors

Some of our properties depend on our anchor or major tenants …, page 27

20.   Please provide any examples of this risk that are specific to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

21.   We note your risk factor on page 27 regarding the risk of closures of anchor stores or major tenants and the impact upon operations. If applicable, please describe any related known trends or uncertainties that the registrant reasonably expects will have a material impact on net income. See Item 303(a)(3) of Regulation S-K.

22.   Please confirm that you plan to provide disclosure regarding the compensation paid to Vornado in future Exchange Act periodic reports.

Selected Historical Combined Financial Data, page 44

23.   Please label the columns in the selected financial and operating data tables as "audited" or "unaudited."

Unaudited Pro Forma Combined Financial Statements, page 46

24.   In your next amendment please provide completed pro forma financial statements with amounts of the adjustments.

25.   We note that you plan to enter into agreements with your former parent to provide certain services. Please provide us with details of these agreements and tell us how these agreements will impact your pro forma financial statements.

Results of Operations, page 54

General

26.   Please revise to provide period to period changes in same store performance, including a discussion of the relative impact of rent rate changes. Also when discussing same store, please explain if any properties are excluded such as those in expansion, downsizing and relocation and disclose how many properties are removed from the pool.

Liquidity and Capital Resources

Financing Activities and Contractual Obligations, page 65

27.   Please supplement your disclosure in this section to clarify whether you are currently in compliance with all covenants and also include a general discussion of how failure to comply could impact your current business. Please also include disclosure analyzing how the financial covenants in your indebtedness may restrict your ability to incur additional debt to finance your uses.

Business

Investment Policies, page 87

28.   Please discuss whether Vornado or its affiliates through the Transition Services Agreement or otherwise will have any input or effect upon investment decisions by SpinCo.

Financing Policies, page 87

29.   Please supplement your disclosure in this section to describe any anticipated leverage targets. If you currently have not identified such targets, revise to so state. Include conforming disclosure in the prospectus summary.

Management, page 90

30.   Please discuss in greater detail the extent to which management will continue to be affiliated with Vornado.

Certain Relationships and Related Persons Transactions, page 96

31.   Please clarify any long term affiliations between Vornado and SpinCo following the
        separation.

The Separation

Conditions to the Distribution, page 109

32.   We note your reference in the Risk Factors section to various consents required from
        certain third party tenants in connection with this transaction. Please tell us whether
        these consents are also conditions to the distribution and, if so, please confirm that you
        will update your disclosure in future amendments to reflect whether you have obtained
        such consents.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief